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INVEST IN COLLAB - 150 PANORAMIC
A real estate partner you can trust

We're pleased to announce that 150 Panoramic Way **has officially reached its reserve** on Wefunder—thanks in large part to a significant investment from one of our VIP community members. This major milestone now activates the full benefits of our **Early Bird Return Structure**, which includes:

- **15% of revenue paid quarterly**
- A total target return of **2.2x your investment**

This is a significant moment—not only for this property, but for the growth and validation of Collab's investor community.

We're deeply grateful to every investor who helped us reach this point, whether with $450 or $45,000. Your trust is what allows us to continue building something meaningful.

Additional Bonus for Collab Community Members

To further reward our community, we're offering a **Collab-exclusive bonus**:

➡️ Invest **$300 or more** in 150 Panoramic Way

➡️ Receive **10% of your investment in bonus shares** from our flagship property, **Spruce** *(for the month of May)*

➡️ These shares also deliver **monthly income**, adding a second stream of returns to your investment

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INVEST IN 150 PANORAMIC WAY

Why This Matters

Momentum is real—and growing. Our investor community has demonstrated that they are not only excited about our mission, but committed to making strategic moves that grow their portfolios.

If you've been considering investing but haven't taken the step yet, now is an ideal time. Opportunities like this—backed by strong properties, aligned incentives, and a thriving investor network—don't come often.

Take Action

150 Panoramic Way is a newly renovated, fully leased student housing property with high demand and long-term growth potential. With the early bird terms now unlocked, every new investment benefits from stronger projected returns.

Join Us for a Live Community Conversation

We'd love to invite you to our next **Brunch/Lunch Community Call** happening:
This Friday at 9 AM PST / 12 PM EST
It's a relaxed, open space where you can:

- Ask questions about 150 Panoramic Way and the **Wefunder partnership**
- Chat with our team directly about current properties
- Meet other investors and hear why they've joined Collab
- Learn more if you're new to real estate investing or curious about getting started

Our community calls are one of the best ways to get real-time insights and genuine feedback—straight from the people behind the platform and those investing alongside you.

Thank you again to our investor community for your continued belief in what we're building at Collab. We look forward to growing with you.

-The Team at collab.

RESPECT | FOCUS | COLLABORATION

COLLAB ON DISCORD:
Join our **Official Collab Discord** channel to be part of the community conversation. Ask us anything, stay updated on the latest happenings, and share your valuable feedback. Our team is excited to connect and chat with you.

HAVE QUESTIONS?

Feel free to email us at support@collabhome.io and a member of our support team will be there to answer your questions.

SUPPORT CENTER

Visit our Help Center section on our website to access our Blogs, FAQ section, as well as updated Press Release information.

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A real estate partner you can trust

745 5th Ave Suite 500
New York • NY 10151 • United States
Legal Disclaimer • Unsubscribe

Collab (USA) Capital, LLC ("Collab") operates collabhome.io (the "Site") and is not a broker-dealer or registered investment advisor. All securities-related activities are conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore. An up-to-date Dalmore Form CRS is available.

By using the Platform, you accept our Terms of Service and Privacy Policy . Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. Neither Collab nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. You should confer with your personal tax advisors regarding the tax consequences based on your particular circumstances. Neither Collab nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Collab, CollabHome, YSMD (Collab's Series LLC), nor Dalmore makes any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

Collab is conducting public offerings pursuant to Regulation A through the Site. From time to time, Collab will seek to qualify additional series offerings of securities under regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received, until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Collab does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.